EXHIBIT D.3

AMENDMENT NO. 2 TO THE MANAGEMENT AGREEMENT

     Article III of that certain Management Agreement, dated as of November 16, 1993, as amended as of November 3, 2006, by and between The Caldwell & Orkin Market Opportunity Fund, a series of The Caldwell & Orkin Funds, Inc. (the “Company”) and C&O Funds Advisor, Inc. (the “Manager”) (the “Management Agreement”) shall be amended as of this 10th day of December 2008, as follows:

Section (c) of Article III of the Management Agreement is hereby deleted in its entirety and restated as follows:

(c) Expense Limitations.  The Manager agrees to reimburse the Fund to the extent necessary to prevent its annual ordinary operating expenses (excluding taxes, expenses related to the execution of portfolio transactions and the investment activities of the Fund (such as, for example, interest, dividend expenses on securities sold short, brokerage commissions and fees and expenses charged to the Fund by any investment company in which the Fund invests) and extraordinary charges such as litigation costs) from exceeding 2.0% of the Fund’s average net assets.

     This Amendment No. 2 to the Management Agreement will be adopted if and when it is approved by the shareholders of the Fund pursuant to the Special Shareholder Meeting that will occur on December 10, 2008.